EXHIBIT 99.1

RADVISION
PRESS RELEASE

Corporate Contact:	Corporate Contact:	Investor Relations:
Adi Sfadia	Robert Romano	June Filingeri
Chief Financial Officer	VP Enterprise Marketing	Comm-Partners LLC
Tel: +1 201-689-6340	Tel: +1 512-328-4617	Tel: +1 203-972-0186
cfo@radvision.com	pr@radvision.com	junefil@optonline.net

RADVISION CHOSEN AS VIDEO-ENABLED UNIFIED COMMUNICATIONS COMPANY OF THE YEAR BY TELEPRESENCE AND VIDEOCONFERENCING INSIGHT

RADVISION’s SCOPIA Elite MCU with Telepresence Interoperability Noted as “an Exceptional Technical Achievement”

TEL AVIV, February 1, 2011 – RADVISION® Ltd. (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, today announced that is has been chosen as “The Video-enabled Unified Communications Company of the Year 2010” by Telepresence and Videoconferencing Insight Newsletter.

“The Newsletter is looking for innovation, products that disrupt the market, affordable prices and success in the market place,” said Richard Line, Editor of Telepresence and Videoconferencing Insight.  “RADVISION is a unique Unified Communications company with a clear long-term vision, a breadth of Unified Communications products and a great depth of engineering skills.  That is why RADVISION is chosen as The Video-enabled Unified Communications Company of the Year 2010.”

Telepresence and Videoconferencing Insight outlined several key factors that contributed to selecting RADVISION as The Video-enabled Unified Communications Company of the Year 2010:

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SCOPIA Elite MCU with Telepresence Interoperability – “an exceptional technical achievement,” as noted by Telepresence and Videoconferencing Insight; this capability enables interoperability between telepresence systems from Cisco/Tandberg, Logitech/LifeSize, Polycom as well as with all videoconferencing endpoints.

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SCOPIA XT1000 HD Videoconferencing Room System – RADVISION extended its range of visual communications solutions with the introduction of the SCOPIA XT1000 delivering the perfect blend of value and a high quality, high-end experience, making it stand out amongst the competition.  The SCOPIA XT1000 product introduction was followed by SCOPIA Control, an Apple® iPad™ application to control this innovative room video conferencing system.

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SCOPIA Mobile V2 – delivering connectivity to mobile platforms such as the Apple iPhone® and iPad to support H.239 data collaboration for connectivity with standards-based video conferencing and telepresence systems.  SCOPIA Mobile is the first conferencing application that allows users to participate in video conferences with standards-based audio and H.239 data collaboration.

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SCOPIA Video Gateway for Microsoft® Lync™ – extending the reach of Microsoft Lync providing connectivity and interoperability with standards-based videoconferencing and telepresence systems.  Customers can realize the benefits of Lync in conjunction with their existing deployments of room-based videoconferencing systems and new visual communication solutions such as telepresence and video on mobile devices.

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IBM® Lotus® Sametime® Integration – Sametime users can enjoy the HD multi-party conferencing and connectivity capabilities of the SCOPIA solution with the native Sametime client with no additional installation required.  Connectivity to telepresence, videoconferencing room and desktop systems, along with mobile and standard phones is now available directly through Sametime.

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RADVISION’s Eye-To-Eye Partner Program – The expansion of RADVISION’s product portfolio delivering an end-to-end solution places a new focus on channel partners as an essential part of its overall strategy.  RADVISION’s Eye-To-Eye Partner Program offers a single source for partners to acquire and support all of their visual communications solutions.

“2010 was a strong year of innovation for RADVISION and we are proud of the recognition we received from Telepresence and Videoconferencing Insight with this award,” said Roberto Giamagli, General Manager, Video Business Unit for RADVISION.  “This award is not just about products, but about the company; and customers choosing RADVISION can have the confidence that they are backed by its vision, its strategy and the skills of its people.”

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

About Telepresence and Videoconferencing Insight Newsletter

Telepresence and Videoconferencing Insight is a well established newsletter for the user of Telepresence, videoconferencing and video-enabled Unified Communication systems. It is published online on Wednesday of each week at www.tpandvcinsight.com. It is read by thousands of readers worldwide. Publication began in1996.

The Newsletter content comprises: User application case studies of Telepresence and HD Videoconferencing, CEO interviews, Industry News, New Equipment Reviews, Annual Awards, Annual Surveys, Reducing GHG/Co2 emissions, News from the Channel and Systems Integrators, News from Managed Conferencing Service Providers, News about video on smart phones and tablets, etc. It is accessible on the Internet free of charge thanks to generous support from sponsoring companies listed on the website.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

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